UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN SHOE COMPANY, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Brown Shoe Company, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 24, 2008

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2007			December 31, 2006
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Cash	$36,501	$–	$36,501	$1,819,799	$–	$1,819,799
Investments – at fair value	31,258,604	110,020,760	141,279,364	66,395,216	110,972,224	177,367,440
Accrued investment income	–	3,086,861	3,086,861	–	–	–
Outstanding loans	–	3,079,717	3,079,717	–	2,644,852	2,644,852
Net assets available for benefits	$31,295,105	$116,187,338	$147,482,443	$68,215,015	$113,617,076	$181,832,091

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2007			Year Ended December 31, 2006
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total

Employer contributions	$3,957,814	$–	$3,957,814	$3,773,690	$–	$3,773,690
Employee contributions	–	9,369,391	9,369,391	–	9,591,798	9,591,798
Investment income	419,640	7,095,288	7,514,928	441,372	1,941,184	2,382,556
Interest income on loans	–	214,460	214,460	–	190,959	190,959
Net realized and unrealized (loss) gain on investments	(32,844,178)	(385,414)	(33,229,592)	27,769,981	11,197,829	38,967,810
Participant transfers	(4,165,836)	4,165,836	–	(3,048,638)	3,048,638	–
Plan transfer	–	–	–	–	7,450,048	7,450,048
Withdrawals	(4,287,350)	(17,889,299)	(22,176,649)	(3,355,768)	(10,271,552)	(13,627,320)
Net change	(36,919,910)	2,570,262	(34,349,648)	25,580,637	23,148,904	48,729,541
Net assets available for benefits at beginning of year	68,215,015	113,617,076	181,832,091	42,634,378	90,468,172	133,102,550
Net assets available for benefits at end of year	$31,295,105	$116,187,338	$147,482,443	$68,215,015	$113,617,076	$181,832,091

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of Brown Shoe Company, Inc. (the Company) and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $80,000 (indexed according to IRS Code Section 414(q)) for the first twelve-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have then completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re-employed, they will become a participant in the Plan on the date of re-employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Transfer

On April 22, 2005, the Company acquired the Bennett Footwear Group, LLC. Effective July 1, 2006, the net assets and related participant account balances of the Bennett Footwear Group, LLC 401(k) Savings and Retirement Plan were transferred into the Plan.

Contributions

Participants are allowed to contribute from 2% to 30% of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than Brown Shoe Company, Inc. common stock, in one percent increments.

The Company contributes 75% of the first 2% and 50% of the next 4% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee. Forfeitures of non-vested Company matching contributions plus actual earnings thereon are used to reduce future Company contributions. During the year ended December 31, 2007 and 2006, approximately $111,000 and $90,000 of forfeitures were used to reduce employer contributions, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan, other than Brown Shoe Company, Inc. common stock, in one percent increments. The investment options are trusteed mutual funds.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant Loans

Participants may borrow from their fund accounts, excluding employer matching contributions held in Company stock, a minimum of $1,000 up to a maximum of $50,000 or 50% of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. Effective for loans initiated after April 1, 2007, the Plan will charge a monthly fee per loan to the participant’s account for each month that a loan is outstanding. Principal, fees and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.

Participant Transfers

Participants may transfer their existing account balances in one percent increments, excluding the matching contribution amounts received prior to January 1, 2007 discussed below, among investment fund choices offered by the Plan (other than Brown Shoe Company, Inc. common stock) daily.

The participants may transfer their matching contribution amounts received subsequent to January 1, 2007 in one percent increments out of Brown Shoe Company, Inc. common stock and into any other investment fund available under the Plan. Prior to January 1, 2007, only participants who were age 55 and older were permitted to elect to transfer all or any portion of their matching contribution account balances to other investment fund choices offered by the Plan. Effective March 31, 2007, participants who completed at least three years of service were permitted to elect to transfer their matching contribution account share balances prior to January 1, 2007 in one percent increments out of Brown Shoe Company, Inc. common stock and into any other investment fund available under the Plan, subject to the following phase in rules:

•	33% of the matching contribution account share balance prior to January 1, 2007 may be diversified as described in the preceding paragraph on or after March 30, 2007, during 2007;

•	66% of the matching contribution account share balance prior to January 1, 2007 may be diversified as described in the preceding paragraph on or after January 1, 2008; and

•	100% of the matching contribution account share balance prior to January 1, 2007 may be diversified as described in the preceding paragraph on or after January 1, 2009.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant transfers totaled $4,165,836 and $3,048,638 in 2007 and 2006, respectively.

Payment of Benefits

Hardship
Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship as defined by the Plan that cannot otherwise be relieved. The minimum hardship withdrawal a participant may make is $1,000.

Termination of Service
On termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Retirement
The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which occurs the later of the date they reach age 70 and a half and the date they terminate employment. If the participant is a five percent shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 and a half.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, we will adopt SFAS No. 157 in 2008. Plan management is in the process of evaluating the impact that will result from the adoption of SFAS No. 157, but does not expect the adoption of this statement in 2008 will have a significant impact on the financial statements.

Investment Valuation and Income Recognition

Equity securities, which are traded on security exchanges, and mutual funds are valued at fair value based on quoted market values, which represent the net asset values of shares held by the Plan at  year end. Participant loans are valued at outstanding amounts, which approximate fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2007 and 2006, the Plan’s investments, including investments purchased, sold as well as held during the year, (depreciated) appreciated in fair value as determined by quoted prices from an active market by $(33,229,592) and $38,967,810, respectively, as follows:

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2007
Brown Shoe Company, Inc. common stock	$(32,844,178)	$31,258,604
PIMCO Total Return Admin Fund	805,689	11,703,673
Vanguard Prime Money Market Fund	327,488	8,800,204
ASTON ABN AMRO/Montag & Caldwell Bal Fund	10,518	–
American Funds American Balanced Fund Class R4	67,310	5,682,124
Dodge & Cox Stock Fund	(3,350,143)	33,591,145
Vanguard Institutional Index Fund	634,271	15,866,987
ASTON ABN AMRO/Montag & Caldwell Grth Fund	34,249	–
American Funds Growth Fund of America Class R4	108,959	10,989,052
American Funds EuroPacific Growth Fund Class A	452,155	–
American Funds EuroPacific Growth Fund Class R4	957,541	18,574,182
William Blair Small Cap Growth Fund Class N	90,931	–
William Blair Small Cap Growth Fund Class I	(524,382)	4,813,393
	$(33,229,592)	$141,279,364

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2006
Brown Shoe Company, Inc. common stock	$27,769,981	$66,395,216
PIMCO Total Return Admin Fund	(56,300)	10,757,635
ASTON ABN AMRO Investor Money Market Fund	–	7,475,768
ASTON ABN AMRO/Montag & Caldwell Bal Fund	247,883	5,467,351
Dodge & Cox Stock Fund	5,621,903	41,626,060
Vanguard Institutional Index Fund	1,918,376	16,022,140
ASTON ABN AMRO/Montag & Caldwell Grth Fund	645,165	9,109,865
American Funds EuroPacific Growth Fund Class A	2,449,404	16,030,077
Artisan Mid Cap Fund	98,696	–
William Blair Small Cap Growth Fund Class N	272,702	4,483,328
	$38,967,810	$177,367,440

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2007	2006
Brown Shoe Company, Inc. common stock* (2007 – 869,246 units; 2006 – 941,006 units)	$31,258,604	$66,395,216
PIMCO Total Return Admin Fund	11,703,673	10,757,635
Dodge & Cox Stock Fund	33,591,145	41,626,060
Vanguard Institutional Index Fund	15,866,987	16,022,140
ASTON ABN AMRO/Montag & Caldwell Grth Fund	–	9,109,865
American Funds EuroPacific Growth Fund Class A	–	16,030,077
Vanguard Prime Money Market Fund	8,800,204	–
American Funds Growth Fund of America Class R4	10,989,052	–
American Funds EuroPacific Growth Fund Class R4	18,574,182	–

*Non-participant-directed.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

The total non-participant-directed investments consist of the following:

	December 31
	2007	2006

Brown Shoe Company, Inc. common stock	$31,258,604	$66,395,216

Non-participant-directed income includes $419,640 and $441,372 of dividends received by the Plan on Company stock for the years ended December 31, 2007 and 2006, respectively.

4. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$147,482,443	$181,832,091
Amounts allocated to withdrawing participants	–	(14,398)
Net assets available for benefits per the Form 5500	$147,482,443	$181,817,693

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006

Withdrawals by participants per the financial statements	$22,176,649	$13,627,320
Less: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2006 and 2005	(14,398)	(912,598)
Add: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2007 and 2006	–	14,398
Withdrawals by participants per the Form 5500	$22,162,251	$12,729,120

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2007 and 2006, respectively, but not yet paid as of these dates.

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Schedules

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 43-0197190  Plan 006

December 31, 2007

No. of Shares/Units	Description	Cost**	Current Value

869,246	Brown Shoe Company, Inc. common stock*	$55,285,187	$31,258,604

761,695	PIMCO Total Return Admin Fund		11,703,673

846,841	Vanguard Prime Money Market Fund	8,541,509	8,800,204

294,716	American Funds American Balanced Fund Class R4		5,682,124

242,582	Dodge & Cox Stock Fund		33,591,145

118,287	Vanguard Institutional Index Fund		15,866,987

325,505	American Funds Growth Fund of America Class R4		10,989,052

370,299	American Funds EuroPacific Growth Fund Class R4		18,574,182

201,481	William Blair Small Cap Growth Fund Class I		4,813,393

	Loan Account

–	Participant loans, bearing interest at rates ranging from 5.0% to 10.5% with maturities through 2019		3,079,717

	Total investments (held at end of year)		$144,359,081
*Exempt party in interest to the Plan.
**Cost basis is not required for participant directed investments.

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN 43-0197190  Plan 006

Year Ended December 31, 2007
Identity of Party Involved	Description of Assets	Aggregate Purchase Price	Aggregate Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) – Series of transactions in excess of 5% of beginning net assets

Wachovia	Wachovia Eurodollar	$28,633,682	$–	$28,633,682	$28,633,682	$–
	Time Deposit	–	28,663,682	28,663,682	28,663,682	–
Wachovia	Brown Shoe Company, Inc.	2,573,613	–	2,573,613	2,573,613	–
	common stock	–	6,143,900	6,921,947	6,143,900	(778,047)
There were no category (i), (ii), or (iv) reportable transactions during 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 26, 2008	/s/ Mark E. Hood

Mark E. Hood
SeniorVice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
under the Brown Shoe Company, Inc.
 401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm